

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Simon Yu
Chief Executive Officer
Cannabis Strategic Ventures
9350 Wilshire Blvd., Suite 203
Beverly Hills, CA 90212

>   **Re: Cannabis Strategic Ventures**
>   **Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed February 26, 2021**
>   **File No. 024-11303**

Dear Mr. Yu:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Offering Statement on Form 1-A

Cover Page

1.   We note your revisions in response to prior comment 1 and reissue in part. You state on the cover page in the same sentence both that this is a public offering of $5 million and that the aggregate offering price is between $1.25 million and $12.5 million depending on the final offering price, which is not consistent. Please revise accordingly.

Summary, page 1

2.   We note your references throughout the filing that the audit of the Worldwide Staffing Group has not been completed as of June 30, 2020 and as a result the acquisition has not been completed. Please update these disclosures to indicate the current status of this acquisition.

Use of Proceeds, page 22

3.   We note that your Use of Proceeds disclosure reflects a maximum offering of $5 million. With reference to comment 1 above, please revise the Use of Proceeds to reflect a $12.5 maximum offering to the extent that you are in fact offering 125,000,000 shares of common stock at $0.10 per share. If $5 million is the maximum offering, then we note that no change will be required to this section of the offering circular.

Dilution , page 23

4.   The caption, "# Total Shares" for the 100% scenario, appears to represent reported issued and outstanding common shares at September 30, 2020 plus the maximum number of shares to be issued in the planned offering (125 million shares) plus an unidentified difference of 3.4 million shares. Please explain this difference of 3.4 million shares, as well as your statement that the "numbers are based on the total issued and outstanding shares of common stock as of January 5, 2020." Revise your presentation accordingly.

Results of Operations, page 25

5.   Please revise the heading. "For the nine months ended September 30, 2020 compared to nine months ended September 30, 2019" to be consistent with amounts in your analysis and periods reported in your interim financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 27

6.   Please revise the heading, "For the six months ended 30, 2020 compared to six months ended June 30, 2019," to be "For the six months ended September 30, 2020 compared to six months ended September 30, 2019," consistent with periods reported in your interim financial statements. In addition, revise amounts for the six months ended September 30, 2019 to agree with corresponding amounts in your cash flow statement for this period.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Robinson Eilers, Esq.